                    October 6, 2006

Securities and Exchange Commission
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	Churchill Ventures Ltd.
Registration Statement on Form S-1
Pre-Effective Amendment No. 2
File No. 333-135741

Ladies and gentlemen:

          On behalf of our client, Churchill Ventures Ltd., a Delaware corporation (the “Company”), we transmit simultaneously herewith for filing under the Securities Act of 1933, as amended (the “Exchange Act”), by means of the Electronic Data Gathering, Analysis, and Retrieval system, Pre-Effective Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-135741) (the “Registration Statement”), together with certain exhibits thereto. All capitalized terms used, but not otherwise defined, herein shall have the respective definitions assigned thereto in the Registration Statement.

          We are in receipt of the letter, dated October 4, 2006 (the “Comment Letter”), from John Reynolds, Esq., Assistant Director, of the Securities and Exchange Commission (the “Commission”), addressed to the Company. Set forth below are the responses of the Company to the comments set forth in the Comment Letter, numbered to correspond thereto. All capitalized terms used, but not otherwise defined, herein shall have the respective definitions assigned thereto in the filing transmitted herewith.

Comment Number	Page Number	Response

1	na	American Stock Exchange (“Amex”) listing standard 3
(“Standard 3”) requires the following:

		•	Market Capitalization: $50 million
		•	Market Value of Public Float: $15 million
		•	Minimum Price: $2

Comment Number	Page Number	Response

• Shareholders Equity: $4 million
• Public shareholders/Public float (shares) (Option
2): 400/1,000,000

Amex listing standard 4 (“Standard 4”) requires the following:

• Market Capitalization: $75 million (or $75
million in assets)
• Market Value of Public Float: $20 million
• Minimum Price: $3

Giving effect to the offering of the units being registered
by means of the Registration Statement, the Company
believes that it shall satisfy the criteria of Standard 3 or
Standard 4.

With respect to market capitalization, the Company
believes that the units (and following the separation of
the units, the common stock) shall initially have a market
value approximating thei aggregate offering price of
$100 million. Accordingly, the Company believes
that its market capitalization will exceed the requirements
referenced in Standard 3 and Standard 4. Moreover,
the Company’s assets will meet the asset test in
Standard 4, as the Company will hold more than
$95 million in trust following the offering.

With respect to the market value of the public float, the
Company will meet the requirements of Standard 3 and
4, in that its public float will initially be the aggregate of the pending offering of $100 million.

With respect to minimum price, the Company has
indicated throughout the prospectus that the initial
offering price shall be $8.00 per unit. The Company
believes that the units (and following the separation of
the units, the common stock) will trade above the
minimum price levels required in Standards 3 and 4.

With respect to shareholders’ equity, the Company
references the “as adjusted” financial disclosure set forth
in “Prospectus Summary – Summary Financial Data”,

Comment Number	Page Number	Response

		appearing on page 18 of the prospectus, which reflects
		that the Company’s shareholders’ equity will exceed $77
		million, satisfying both Standards 3 and 4.

		Based upon the Company’s discussions with the
		underwriter, the Company believes that the public
		shareholders shall exceed 400, and, based on the terms
		of the proposed offering, the public float shall exceed
		1,000,000 shares, satisfying the final element of
		Standard 3. Note that even if that were not the case, the
		Company will satisfy Standard 4.

2	na	The Company confirms that the referenced $4,000,000
		consideration will be paid solely by the existing
		stockholders of the Company. The Company confirms
		that the existing stockholders will not borrow funds, or
		enter into other financing arrangements, to make the
		purchase of the warrants, but will use cash on hand to
		fund the purchase.

3	1	The requested disclosure has been added to the cover
		page of the prospectus.

4	na	The private placement agreement and the underwriting
agreement are structured so that the private placement
will close and be fully funded before the underwriting
agreement is executed. Moreover, if the private placement
were not to occur, the Company would not be able to certify
to the underwriters, as required in the underwriting agreement, that the trust fund balance would be able to be as provided in the prospectus, making the prospectus materially misleading and
		permitting the underwriters not to proceed with the offering.

Comment Number	Page Number	Response

5	3	The referenced disclosure has been removed as
		requested.

6	4	The referenced disclosure has been removed as
		requested.

7	24	The Company has added a risk factor captioned “As we
		will favor underperforming companies as business
		combination candidates, we may be subject to additional
		risks associated with the financial and operational condition
		of underperforming companies.”

8	na	The Company is not entitled to redeem the sponsor
		warrants for such time as the sponsor warrants are held
		by Churchill Capital Partners LLC or its permitted
		transferees. Redemption of the warrants offered to the
		public is at the option of the Company, provided that the
		requisite conditions are satisfied. The occurrence of a
		business combination has no impact on the redemption

provision of the warrants. Redemption of warrants is the
Company’s function; investors have the opportunity to
exercise their warrants as provided in the prospectus, and
those exercise provisions are the same for all warrant holders.

9	na	The Company has deleted the reference throughout the
		prospectus concerning transfers to employees and the
		exhibits have been revised accordingly.

10	12, 26	In response to the comment, the Company has amended both
the prospectus summary and the relevant risk factor to make it clear the Company will not propose a business combination that reduces below 20% the maximum number of offering shares able to vote against the business combination and exercise conversion rights, while also noting in the risk factor that the Company is not
		legally precluded from doing so by its certificate of incorporation.

Comment Number	Page Number	Response

11	12, 15, 23, 56	The Company has revised the prospectus to provide that
the Company will include approval regarding
dissolution in any proxy filed after the 18 month period
has elapsed, and has revised the insider letters
accordingly.

12	14, 22, 56	The referenced language has been amended to delete
“likely”.

13	13, 17	The referenced clarification has been made throughout
the prospectus.

14	19, 21	The Company has amended risk factors two and five to
make it clear that Churchill Capital Partners LLC is
merely a holding vehicle with no other assets, other than
securities of the Company and also to reflect that the
sponsors have agreed to guarantee personally the costs
of dissolution and liquidation.

15	21, 22	We have amended risk factor five to state with greater
specificity the types of claims that are covered by the
indemnity and those which are not.

16	19	Risk factors 2 and 7 have been combined.

17	na	In the event a registration statement with respect to the
shares of common stock underlying a warrant is not
effective, the holder of the warrants, including the
holder of the sponsor warrants, shall not be entitled to
exercise such warrant. Section 3.3.3 of the Warrant
Agreement has been revised to reflect this comment.

18	26	We have amended the caption of the risk factor to better
describe the underlying risk.

19	28	The referenced disclosure has been added. At this point

Comment Number	Page Number	Response

		in time, the future role of the Company’s officers and
		directors, and the identity of the Company’s officers and
		directors who determine to remain associated following
		a business combination, is uncertain as no business
		combination opportunity has been identified. The
		Company believes that, given the experience and
		industry relationships of its officers and directors, it is
		most likely that the Company, following the
		consummation of a business combination, would benefit
		from the experience of all of those individuals in
		strategic and transactional matters. Notwithstanding the
		foregoing, as indicated in the referenced risk factor, this
		is solely an expectation.

20	29, 66-68	The requested disclosure has been added.

21	19	The requested amendment has been made.

22	na	The referenced risk factor has been deleted.

23	42	The referenced disclosure has been revised to include
		the impact of the deferred underwriting costs (i.e. $2
		million) in calculating the net tangible book value.

24	46	The referenced disclosure has been removed as
		requested.

25	46	The requested disclosure has been added.

26	4, 48	The referenced disclosure has been moved as requested.

27	51	The requested clarification has been made.

28	na	The Company modified the discussion of the criterion in
		question to make it clear that we will consider financial
		condition as one would in any financial transaction –
		that is, in determining whether to pursue a business
		combination, and in determining how much to pay. The
		term financial condition is a neutral one, and we are not
		implying anything about positive or negative financial
		condition. We note that our inclusion of financial
		condition (without further amplification) as one of the
		criteria that we will consider when evaluating business
		combinations is consistent with the disclosure in other
		comparable recent offerings.

Comment Number	Page Number	Response

29	na	In our prior submission, we attempted to address all of
the concerns raised by staff.

The Company believes that parts (i) and (ii) of the
comment are addressed by the disclosure added in
Amendment No. 1 in the conflicts of interest section
with the lead sentence “Set forth below is a description
of the potential conflicts of interest …”. The Company
advises that it is able to make the statement that none of
its officers and directors have any conflicts other than
those enumerated for Fisher and Weisschadel because
no other officer or director owes fiduciary duties to any
entity. The entities noted in the comment letter,
Glenavy, Infinity (the old Fisher/Tarlovsky entity) and
Pereg (the new Fisher/Tarlovsky entity) are vehicles for
holding investments by the principals that do not impose
fiduciary duties. Moreover, none of the Company’s
officers and directors other than with respect to Nielsen
Buzzmetrics and Kemlink (which is not in the relevant
industry), owe fiduciary duties or other obligations to
any other entity. As to Invision and the other private
equity funds, all of the Company’s officers and directors
(except Weisschadel, for whom there is full disclosure
of the conflict and the process for its resolution) are at
most investors and non-fiduciary advisors, with no
obligation of any sort to the funds.

As to part (iii) of the comment, none of the Company’s
officers or directors are “looking at” companies of a size
and scale that would come anywhere close to qualifying
as a business combination for the Company given the
financial test for such a business combination. Thus, the
Company does not believe that any further disclosure is
required in this regard.

As to part (iv) of the comment, the Company confirms
that it is not evaluating any contacts or discussions and
does not have any criteria for doing so at present, prior
to conclusion of this offering.

30	66-68	The requested clarification has been made.

31	68	We have amended the disclosure to make it clear that
Gerhard Weisschädel will present all opportunities first
to Invision.

Comment Number	Page Number	Response

32		The requested clarification has been made.
The Company had entered into a Unit Purchase
Agreement, dated July 11, 2006 with Churchill Capital
Partners LLC (the “Unit Purchase Agreement”) for the
sale of 500,000 units for an aggregate purchase price of
$4,000,000. The Company relied on the exemption
under Section 4(2) of the Securities Act of 1933, as
amended (the “Act”). The Unit Purchase Agreement
was terminated and the Company and Churchill Capital
Partners LLC entered into a Warrant Purchase
Agreement, dated September 5, 2006 pursuant to which
Churchill Capital Partners LLC has agreed to acquire
4,000,000 warrants for a purchase price of $4,000,000.
The Company has not received any payments.
Accordingly, to the extent the sponsor warrants are
deemed to be exchanged for the units under the Unit
Purchase Agreement, the Company relies on the
exemption under Sections 4(2) and 3(a)(9) of the Act.

The Company entered into a Subscription Agreement
dated July 6, 2006 with Churchill Capital Partners LLC
for the sale of 3,160,000 units for a purchase price of
$15,800. The Company relied on the exemption under
Section 4(2) of the Act. An Amended and Restated
Subscription Agreement dated July 6, 2006 and
executed on September 4, 2006, was entered into and the
Company exchanged 3,160,000 units for 3,160,000
shares of common stock and relies on the exemption
under Sections 4(2) and 3(a)(9) of the Act. On September 5,
2006, the Company agreed to purchase 125,000 shares of
common stock and retired the shares and returned $625
in order to effect a reduction in the capital of the
Company.

The Company entered into Subscription Agreements
dated July 6, 2006 with each of Thomas Baxter, Shraga
Brosh and Gerhard Weisschadel for the sale of 30,000
units to each of them. The Company relied on the
exemption under Section 4(2) of the Act. An Amended
and Restated Subscription Agreement dated July 6,
2006 and executed on September 4, 2006, was entered
and the Company exchanged 30,000 units for 30,000
shares of common stock and relies on the exemption
under Sections 4(2) and 3(a)(9) of the Act.

Comment Number	Page Number	Response

33	72	The Company confirms that the amount paid to
		Churchill Capital Partners LLC was the amount paid for
		the referenced securities. The referenced disclosure has
		been amended to reflect the staff’s comment.

34	78	We have revised the disclosure to make the SEC
		position clear. A cross reference to “Description of
		Securities – SEC Position on Rule 144 Sales” has also
		been added.

35	86	The referenced clarification has been made to provide
		that if all units are not sold by the underwriter at the
		initial offering price, the underwriter may change the
		selling terms.

36	II-4	The requested disclosure has been added.

37	na	The Company takes note of the referenced comment and
		has filed the underwriting agreement and the legal opinion
		as exhibits to Amendment No. 2.

38	na	The warrant certificate has been revised to reflect that
		the exercise of the warrants requires an effective
		registration statement and that the warrants may expire
		worthless.

39	na	The Amended and Restated Subscription Agreements
		effective as of July 6, 2006 were executed on September
		4, 2006. The Company has filed the original and the
		amended agreements as exhibits to Amendment No. 2.

Closing
Comments	na	The Company takes notice of the Closing Comments.

          Please contact the undersigned if we may be of assistance.

Sincerely,

/s/ Robert Steven Brown

Robert Steven Brown

cc:	John Reynolds, Esq.
Angela Halac
Pam Howell, Esq.